FOR IMMEDIATE RELEASE

CONTACT:
Davis P. Stowell
President
Grace Property Management, Inc.
Telephone: (516) 686-2201
Facsimile: (516) 625-1685
Email: dstowell@graceny.com

Reeves Telecom Limited Partnership
Responds to Tender Offer
for its Limited Partnership Units

GLEN HEAD, NY (September 11, 2006) - On September 1, 2006, MPF-NY 2006, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11; MPF Flagship Fund 12; MPF DeWaay Premier Fund, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Offerors”) announced an offer to purchase all 1,811,562 of the outstanding Units of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price equal to $2.00 per Unit, less the amount of any distributions declared or made with respect to the Units between September 1, 2006 and October 5, 2006, or such other date to which the MacKenzie Offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 1, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “MacKenzie Offer”). Except for the fact that one of the MacKenzie Offerors owns some Units of the Partnership that were acquired earlier this year, none of the MacKenzie Offerors is affiliated in any way with the Partnership or its general partner.

In response to the MacKenzie Offer, on September 8, 2006, Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (together, the “RTAC Offerors”) announced an increase in the purchase price in their tender offer to purchase any and all Units and unexchanged shares of common stock of Reeves Telecom Corporation, of the Partnership’s predecessor (the “Shares”), (the “RTAC Offer”) to $2.25 per Unit and/or per Share net to the seller in cash without interest, and extended the expiration date of its offer to September 26, 2006. The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, Reeves Telecom Acquisition Corp. and Mr. Grace are “affiliates,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, of the Partnership and the general partner of the Partnership.

Today the Partnership filed a Schedule 14D-9, Solicitation/Recommendation Statement, with the Securities and Exchange Commission in response to the MacKenzie Offer and the amended RTAC Offer. In its filing, the Partnership noted that, since the MacKenzie Offer is competing with the RTAC Offer, and since the RTAC Offer is made by affiliates of the Partnership and its general partner, the Partnership and its general partner are unable to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units under the MacKenzie Offer or the RTAC Offer. Each Unit holder must make his or her own decision as to whether to tender their Units and, if so, how many Units to tender.

Limited partners are encouraged to read the filings with the Securities and Exchange Commission on Schedule TO and the documents filed therewith relating to the MacKenzie Offer and the RTAC Offer and the Schedule 14D-9 filed by the Partnership in response to the MacKenzie Offer and the RTAC Offer, all of which are available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to either the MacKenzie Offer or the RTAC Offer.

About the Partnership

Reeves Telecom Limited Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

Forward Looking Statement

Certain statements in this communication may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Partnership’s and its general partner’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2005 and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

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